SECURITIES EXCHANGE ACT OF 1934
Release No. 66999 / May 16, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14883

In the Matter of WORLDWIDE ENERGY AND MANUFACTURING USA, INC., Respondent.	ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Worldwide Energy and Manufacturing USA, Inc. ("WEMU" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

A.   WEMU is a Colorado corporation that is headquartered in South San Francisco, California. WEMU is a supplier of photovoltaic (PV) solar modules under the "Amerisolar" brand, and supplier of contract manufacturing services for mechanical and electronic products manufacturing. WEMU's predecessor, Tabatha III, Inc., registered its common stock pursuant to Section 12(g) of the Exchange Act in 2000 and changed its official name to "Worldwide Manufacturing USA, Inc." in November 2003. It then changed its official name to "Worldwide Energy and Manufacturing USA, Inc." in February 2008. Shares of WEMU were quoted on the Over the Counter Bulletin Board starting on May 28, 2004 and have been quoted on OTC Link (formerly, "Pink Sheets") operated by OTC Markets Group, Inc. since May 20, 2011.

B.   WEMU has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since April 2010, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending September 30, 2010.

C.   WEMU issued a Form 8-K on August 3, 2011 stating that WEMU's financial statements for the year ended 2009 and for the quarter ended March 31, 2010 would need to be amended and that WEMU's financial statements for the quarters ended June 30, 2010 and September 2010, as filed on Form 10-Q could not be relied upon.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission

Elizabeth M. Murphy
Secretary